SECURITIES AND EXCHANGE COMMISSION

Investment Company Act Release No. 36127A

Deregistration under Section 8(f) of the Investment Company Act of 1940

May 13, 2026.

AGENCY: Securities and Exchange Commission ("Commission" or "SEC")

ACTION: Notice of Applications for Deregistration under Section 8(f) of the Investment
Company Act of 1940.

The following is a notice of applications for deregistration under section 8(f) of the Investment
Company Act of 1940 for the month of April 2026. A copy of each application may be obtained
via the Commission's website by searching for the applicable file number listed below, or for an
applicant using the Company name search field, on the SEC's EDGAR system. The SEC's
EDGAR system may be searched at
https://www.sec.gov/edgar/searchedgar/companysearch.html. You may also call the SEC's
Office of Investor Education and Advocacy at (202) 551-8090. An order granting each
application will be issued unless the SEC orders a hearing. Interested persons may request a
hearing on any application by e-mailing the SEC's Secretary at Secretarys-Office@sec.gov and
serving the relevant applicant with a copy of the request by e-mail, if an e-mail address is listed
for the relevant applicant below, or personally or by mail, if a physical address is listed for the
relevant applicant below. Hearing requests should be received by the SEC by 5:30 p.m. on June
1, 2026, and should be accompanied by proof of service on applicants, in the form of an affidavit
or, for lawyers, a certificate of service. Pursuant to Rule 0-5 under the Act, hearing requests
should state the nature of the writer's interest, any facts bearing upon the desirability of a hearing
on the matter, the reason for the request, and the issues contested. Persons who wish to be

notified of a hearing may request notification by writing to the Commission's Secretary at Secretarys-Office@sec.gov.

ADDRESS: The Commission: Secretarys-Office@sec.gov.

FOR FURTHER INFORMATION CONTACT: Shane Duggan, Acting Assistant Director, at (202) 551-6367 or Chief Counsel's Office at (202) 551-6821; SEC, Division of Investment Management, Chief Counsel's Office, 100 F Street, NE, Washington, DC 20549-8010.

Humankind Benefit Corporation [File Number 811-23602]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. On December 8, 2025, applicant made liquidating distributions to its shareholders based on net asset value. Expenses of $75,214.63 incurred in connection with the liquidation were paid by the applicant's investment advisor.

Filing Date: The application was filed on March 26, 2026.

Applicant's Address: 79 Madison Avenue, New York, New York 10016.

Morgan Stanley Mortgage Securities Trust [File Number 811-04917]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. The applicant has transferred its assets to Eaton Vance Mortgage Opportunities ETF, and on August 4, 2025, made a final distribution to its shareholders based on net asset value. Expenses of $607,600 incurred in connection with the reorganization were paid by the applicant's investment adviser and the acquiring fund's investment adviser, and/or their affiliate.

Filing Date: The application was filed on February 24, 2026.

Applicant's Address: Morgan Stanley Mortgage Securities Trust c/o Morgan Stanley Investment Management Inc., 1585 Broadway, New York, New York 10036.

Van Kampen Money Market Fund [File Number 811-02482]

Summary: Applicant, seeks an order declaring that it has ceased to be an investment company. The applicant has transferred its assets to AIM Investment Securities Funds (Invesco Investment Securities Funds), and on June 1, 2010, made a final distribution to its shareholders based on net asset value. Expenses of $288,235.66 incurred in connection with the reorganization were paid by the applicant's investment adviser and the acquiring fund's investment adviser, and/or their affiliates.

Filing Date: The application was filed on February 11, 2026.

Applicant's Address: 522 Fifth Avenue, New York, New York 10036.

Master Bond LLC [File Number 811-21434]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. The applicant has transferred its assets to BlackRock Bond Fund, Inc. and on September 16, 2024, made final distribution to its shareholders based on net asset value. Expenses of $64,550 incurred in connection with the reorganization were paid by the acquiring fund.

Filing Date: The application was filed on December 18, 2025, and amended on April 22, 2026

Applicant's Address: 100 Bellevue Parkway, Wilmington, Delaware 19809

For the Commission, by the Division of Investment Management, pursuant to delegated authority.

J. Matthew DeLesDernier,

Deputy Secretary.